UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
	For Period Ended:		June 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
THE IMMUNE RESPONSE CORPORATION Full Name of Registrant
Former Name if Applicable
5935 Darwin Court Address of Principal Executive Office (Street and Number)
Carlsbad Court, CA 92008 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

As reported in The Immune Response Corporation's (the "Company") Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2002, the board of directors of the Company on August 5, 2002 approved the dismissal of Arthur Andersen LLP ("Arthur Andersen") as the Company's independent auditors for the year ending December 31, 2002, and the appointment of BDO Seidman, LLP, as the Company's independent auditors upon the recommendation of the Company's audit committee. However, because of delays in identifying, interviewing and retaining a new auditing firm to replace Arthur Andersen, the Company will not be able to obtain the necessary independent auditor review of the financial statements set forth in its Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934, for the quarterly period ended June 30, 2002 within the prescribed time period, without incurring unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Michael L. Jeub (Name)	(760) (Area Code)	431-7080 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE IMMUNE RESPONSE CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By	/s/ MICHAEL L. JEUB Michael L. Jeub Vice President of Finance and Chief Financial Officer